Prairie Operating Co.

55 Waugh Drive, Suite 400

Houston, Texas 77007

December 19, 2024

Division of Corporation Finance

Office of Energy and Transportation

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Prairie Operating Co.
Registration Statement on Form S-3 (as amended)
File No. 333-282730

Ladies and Gentlemen:

On behalf of Prairie Operating Co. (the “Company”), and pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned hereby requests that the effective date of the above-referenced Registration Statement on Form S-3 (File No. 333-282730) be accelerated to 4:00 P.M., Washington, D.C. time, on December 23, 2024, or as soon as practicable thereafter.

We request that we be notified of such effectiveness by a telephone call to T. Mark Kelly of Vinson & Elkins L.L.P. at (713) 758-4592 or E. Ramey Layne of Vinson & Elkins L.L.P. at (713) 758-4629 and that such effectiveness also be confirmed in writing. The Company hereby authorizes T. Mark Kelly and E. Ramey Layne, counsel to the Company, to orally modify or withdraw this request for acceleration. Thank you for your assistance in this matter.

[Signature Page Follows]

United States Securities and Exchange Commission

December 19, 2024

Very truly yours,

Prairie Operating Co.

By:	/s/ Daniel T. Sweeney
Name:	Daniel T. Sweeney
Title:	Executive Vice President and General Counsel

cc:	T. Mark Kelly, Vinson & Elkins L.L.P.
E. Ramey Layne, Vinson & Elkins L.L.P.

[Signature Page to Company Acceleration Request]